FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1066, 1640 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.  News Release dated July 5, 2006- International KRL Resources Corp. and LoganResources Ltd. Appoint Michael Hibbitts To Vice President, Exploration

2.  News Release dated July 28, 2006- International KRL Resources Corp. Extends Term on Warrants

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 14 August, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: July 5, 2006

INTERNATIONAL KRL RESOURCES CORP. AND LOGAN RESOURCES LTD. APPOINT MICHAEL HIBBITTS TO VICE PRESIDENT, EXPLORATION

Wednesday, July 5, 2006 - International KRL Resources Corp. (IRK:TSX-V) and Logan Resources Ltd. (LGR:TSX-V), a related company with certain common directors, today announced that they have appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration effective immediately.

Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. He spent the past two years with New Gold Inc. as Vice President Exploration and Development, responsible for the underground development and exploration for the New Afton Mine.  Prior to that he spent six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project. He obtained his B.Sc. in Geology from Dalhousie University.

“Michael will be a tremendous asset to both Logan and International KRL especially now as they undertake such aggressive diamond drill programs,” said Seamus Young, President and CEO.  “We have great expectations for our projects and for Michael’s insight and contribution to them and our team,” he added.

International KRL Resources granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years. Logan Resources Ltd. has also granted Mr. Hibbitts 250,000 incentive stock options priced at $0.45 for a period of two years.  Any shares issued upon exercise of the options will be subject to a four-month hold period from the date of this news release.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and development of Canadian mineral properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia.  A 15,000-metre diamond drill program on the NOR property (copper, gold, uranium) is underway. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

Logan Resources Ltd. is a mineral exploration company with an impressive portfolio of Canadian projects. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, uranium in Saskatchewan's uranium-rich Athabasca Basin as well as gold, silver, lead and zinc in British Columbia. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF

INTERNATIONAL KRL RESOURCES CORP. & LOGAN RESOURCES LTD.

“Seamus Young”

Seamus Young

President & CEO

For Further Information Contact:
International KRL Resources Corp.

Logan Resources Ltd.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: July 28, 2006

INTERNATIONAL KRL RESOURCES EXTENDS TERM ON WARRANTS

Thursday, July 28, 2006 - International KRL Resources Corp. (TSX-V:IRK) announced today that it has extended the exercise period of 2,725,000 outstanding share purchase warrants, which were due to expire on August 3, 2006, for a period of six months until February 3, 2007.  The affected warrants were issued pursuant to brokered and non-brokered private placements completed on August 3, 2005.  The warrant’s exercise price of $0.30 will remain unchanged.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. The Company is currently exploring for copper, gold and uranium on its Nor property in the Yukon Territory. A 15,000-metre drill program is underway on the Nor. Assays will be reported as they are received.  The Company’s portfolio also includes a uranium project in Saskatchewan and gold projects in Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

_________________
Seamus Young

President and CEO

For Further Information Please Contact:

International KRL Resources Corp.

Seamus Young, President and CEO

T: 604-689-0299  E: syoung@krl.net

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.